Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline 2012 Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

The following is a copy of the press release issued by Frontline 2012 Ltd. on October 26, 2015, announcing the date of the Special General Meeting of Shareholders to approve the previously announced merger with Frontline Ltd.

FRNT - Frontline 2012 Ltd. announces date of Special General Meeting of Shareholders to approve the previously announced merger with Frontline Ltd.

HAMILTON, BERMUDA - October 26, 2015
Reference is made to the announcement dated July 2, 2015, that Frontline 2012 Ltd. (NOTC: FRNT) ("Frontline 2012") and Frontline Ltd. (NYSE/OSE/LSE:  FRO) ("Frontline") have entered into an agreement and plan of merger, pursuant to which the two companies have agreed to enter into a merger transaction, with Frontline as the surviving legal entity and Frontline 2012 becoming a wholly-owned subsidiary of Frontline.
Frontline 2012 advises that its Special General Meeting of Shareholders (the "Special Meeting") to approve the merger transaction will be held on Monday November 30, 2015, subject to timely effectiveness of the joint proxy statement/prospectus of Frontline.
Frontline 2012 has fixed the close of business on Monday November 2, 2015 as the record date for the determination of the shareholders entitled to receive notice and vote at the Special Meeting or any adjournments or postponements thereof.
Formal notices of the Special Meeting and the joint proxy statement/prospectus will be sent to shareholders as of the record date.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline and Frontline 2012, Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542), initially filed on August 24, 2015 and subsequently amended, that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http:// www.frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward -Looking Statements
Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
Forward-looking statements include, without limitation, statements regarding:
•	The effectuation of the transaction between Frontline and Frontline 2012 described above;

•	The delivery to and operation of assets by Frontline;

•	Frontline's and Frontline 2012's future operating or financial results;

•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

•	Tanker market trends, including charter rates and factors affecting vessel supply and demand.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they, or the combined company, will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker shipping capacity, changes in the combined company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the combined company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see Frontline's filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
Hamilton, Bermuda
October 26, 2015
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.